Exhibit 99.1
eTelecare Global Solutions
Announces 2008 Second-Quarter Financial Results
— Reports Record Quarterly Revenue of $75.4 Million —
Scottsdale, Ariz. – August 13, 2008 – eTelecare Global Solutions (NASDAQ: ETEL, PSE: ETEL), a leading provider of complex multi-channel business process outsourcing (BPO) solutions, reported record revenue of $75.4 million for the three months ended June 30, 2008, a 23% increase over second-quarter 2007 revenue of $61.4 million.
Second-quarter 2008 net income was $0.6 million, or $0.02 per diluted share, which included a $1.2 million one-time expense for professional fees associated with due diligence regarding an acquisition that the Company elected not to pursue; second-quarter 2007 net income was $6.0 million, or $0.19 per diluted share. For the six months ended June 30, 2008, the company reported net income of $2.5 million, or $0.08 per diluted share, on revenue of $148.6 million, compared to net income of $11.2 million, or $0.39 per diluted share, on revenue of $123.5 million in the first six months of 2007.
Absent the one-time expense, noted John Harris, president and chief executive officer, second-quarter 2008 earnings would have met the company’s expectations.
“With solid demand for our services, we continue to anticipate that 2008 revenue will be in the range of $300 million to $310 million, the midpoint of which would represent growth of 17% over 2007 revenue,” said Harris. “Our positive revenue outlook for 2008 and beyond — which comes despite reports that macro-economic headwinds are affecting our sector — is supported by a strong pipeline, as evidenced by the fact that since our prior-quarter earnings call we have added four new clients and 10 new programs. Among the factors contributing to the robust pipeline are strong demand in the communications vertical, ongoing vendor consolidations, and eTelecare’s ability to deliver quantifiable value to our clients.
“In support of further top-line growth in 2009, last month we opened our seventh U.S. delivery center near Jacksonville, Texas, where we have access to a well-trained work force; when fully operational, it will employ over 400 people. Also supporting top-line growth,” said Harris, “is a new 500-seat delivery center near Managua, Nicaragua, where we will have access to an additional source of well-educated bilingual and bicultural individuals to support the growing Hispanic market in North America. In addition, this center will complement the services provided by our U.S. and Philippine delivery centers, expand our geographic footprint, and provide the near-shore service delivery capabilities that many of our clients require.
“However,” said Harris, “whereas we are clearly having considerable success in building revenues, we now believe that margins in the second half of the year will be higher than the first half of the year, but lower than previously anticipated, due primarily to four considerations: first, we will incur up-front and carrying costs as we ramp up production at the new Texas and Nicaragua sites; second, Philippine revenue as a percentage of total revenue will be lower than previously planned; third, we will incur unanticipated site absorption costs in the Philippines due to the aforementioned shift in revenue mix; and fourth, the timing of a number of planned initiatives to enhance our operational efficiencies. As a result, and given the one-time $1.2 million expense in the second quarter,” concluded Harris, “we are reducing our guidance regarding 2008 earnings.”
Guidance
The company continues to project that 2008 revenue will be in the range of $300 million to $310 million. Whereas the company had previously projected that net income in 2008 would be in the range $16.0 million to $19.0 million, or $0.50 to $0.60 per diluted share, it now projects that net income will be in the range of $9.0 million to $11.0 million, or $0.30 to $0.36 per diluted share.
eTelecare expects that revenue for the third quarter of 2008 will be in the range of $75 million to $80 million, with net income of $2.5 million to $3.5 million, or $0.08 to $0.12 per diluted share.
Conference Call
eTelecare will host a conference call today, August 13, 2008, to discuss second-quarter 2008 financial results and related information at 2:00 p.m. PDT (5:00 p.m. EDT). To participate in the teleconference, please call toll-free 877-681-3372 (or 719-325-4863 for international callers) approximately 10 minutes prior to the above start time. You may also listen to the teleconference live via the Internet at www.etelecare.com under the Investors link at the top right corner of the company’s home page. For those unable to attend, the company’s web site will host an archive of the call.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines and in North America. Additional information is available at www.etelecare.com.
Cautionary Note Regarding Forward-Looking Statements
This press release and the related conference call contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions and strategies regarding the future. Words such as “anticipates,” “expects,” “believes,” “intends,” “plans,” “seeks,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to our expected revenue and net income on an aggregate basis and per diluted share for 2008 and the third and fourth quarters of 2008, demand for our services and future growth, the impact to our operating performance as a result of investments in our infrastructure and the anticipated capacity of our facilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, fluctuations in earnings, our ability to manage growth, intense competition in the industry including those factors which may affect our cost advantage, wage increases, our ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of our clients and the resulting impact of any adverse developments in our clients’ businesses including adverse litigation results, our ability to manage our international operations, fluctuations in the Philippine peso, reduced demand for technology in our key focus areas, a change in the public perception of outsourcing, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, withdrawal of governmental fiscal incentives, political instability, general economic conditions affecting our industry as well as other risks detailed from time to time in our SEC filings, including those described in the “Risk Factors” section in our Quarterly report on Form 10-Q filed with the U.S. SEC on May 14, 2008 as supplemented in our quarterly report on Form 10-Q filed with the U.S. SEC on August 13, 2008. You can locate these filings on the Investor Relations page of our website, http://investor.etelecare.com. Statements included in this release are based upon information known to eTelecare as of the date of this release, and eTelecare assumes no obligation to update information contained in this press release.

Contact:
Anh Huynh	Philip Bourdillon/Gene Heller
Director of Investor Relations	Silverman Heller Associates
888-362-1073	310-208-2550

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share data)

	June 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$34,273	$35,129
Trade and other receivables, net	56,599	47,092
Fair value of derivatives	—	3,529
Prepaid expenses and other current assets	4,801	4,646

Total current assets	95,673	90,396
Non-current assets:
Property and equipment, net	57,715	55,666
Goodwill	14,425	14,425
Other intangible assets, net	454	1,139
Other non-current assets	5,512	4,933

Total non-current assets	78,106	76,163

Total assets	$173,779	$166,559

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$7,289	$6,672
Accrued and other expenses	25,532	21,935
Fair value of derivatives	7,626	—
Current portion of:
Obligations under capital lease	4	145

Total current liabilities	40,451	28,752
Non-current liabilities:
Asset retirement obligations	1,967	2,019
Other non-current liabilities	2,636	2,749

Total non-current liabilities	4,603	4,768
Commitments and contingencies (Note 7)
Stockholders’ equity:
Capital stock, 2 Philippine Peso ($0.04 U.S.) par value, 65,000,000 shares authorized, 29,114,464 shares outstanding at June 30, 2008 and 28,979,218 outstanding at December 31, 2007	1,135	1,129
Additional paid-in capital	103,203	100,702
Retained earnings	31,674	29,158
Accumulated other comprehensive income (loss)	(7,287)	2,050

Total stockholders’ equity	128,725	133,039

Total liabilities and stockholders’ equity	$173,779	$166,559

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	(Unaudited)
Service revenue	$75,392	$61,426	$148,639	$123,536

Cost and expenses:
Cost of services (exclusive of depreciation shown separately below)	57,491	43,242	111,651	85,777
Selling and administrative expenses	11,324	8,115	22,893	16,829
Depreciation and amortization	5,679	3,494	11,194	7,037

Total costs and expenses	74,494	54,851	145,738	109,643

Income from operations	898	6,575	2,901	13,893
Other income (expenses):
Interest expense and financing charges	(130)	(121)	(219)	(1,755)
Interest income	227	427	411	427
Foreign exchange gain (loss)	29	(422)	65	(684)
Other	(90)	(35)	(96)	148

Net other income (expenses)	36	(151)	161	(1,864)

Income before income tax provision	934	6,424	3,062	12,029
Income tax provision	289	450	546	842

Net income	$645	$5,974	$2,516	$11,187

Net income per share — basic	$0.02	$0.21	$0.09	$0.44

Net income per share — diluted	$0.02	$0.19	$0.08	$0.39

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended June 30,
	2008	2007
	(Unaudited)
Cash Flows from Operating Activities:
Net income	$2,516	$11,187
Adjustments for:
Depreciation and amortization	11,194	7,037
Provisions for:
Doubtful accounts	22	151
Deferred taxes	(488)	—
Stock compensation costs	1,694	938
Accretion of interest on asset retirement obligations	(52)	117
Loss on disposal of assets	61	429
Excess tax benefits from share-based payment arrangements	(556)	—

Change in:
Trade and other receivables	(9,529)	(9,753)
Prepaid expenses and other current assets	(353)	(1,854)
Trade accounts payable	6	(5,602)
Accrued and other expenses	4,701	2,178
Fair Value of Derivatives	714	—
Other non-current assets	94	(1,404)
Other non-current liabilities	324	293

Net cash provided by operating activities	10,348	3,717

Cash Flows from Investing Activities:
Acquisition of property and equipment	(12,008)	(13,888)
Change in:
Refundable deposits	13	—

Net cash used in investing activities	(11,995)	(13,888)

Cash Flows from Financing Activities:
Proceeds from:
Revolving line of credit	—	157,342
Payments for:
Revolving line of credit	—	(158,907)
Long-term debt	—	(28,500)
Obligations under capital lease	(141)	(368)
Offering costs	—	(354)
Proceeds from stock option and warrant exercises	376	539
Excess tax benefits from share-based payment arrangements	556	—
Proceeds from public offering	—	79,414

Net cash provided by financing activities	791	49,166

Net increase (decrease) in cash and cash equivalents	(856)	38,995
Cash and cash equivalents at beginning of period	35,129	690

Cash and cash equivalents at end of period	$34,273	$39,685

Supplemental Cash Flow Information
Supplemental information for non-cash investing activity:
Accrued capital expenditures in accounts payable	$3,745	$4,908
Asset retirement obligation recognized	—	163